EXHIBIT 1.01

DowDuPont Inc.

Conflict Minerals Report

BACKGROUND

This Conflict Minerals Report (this “Report”) of DowDuPont Inc. (“DowDuPont” or the “Company”), is being filed pursuant to Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2017 to December 31, 2017. This Report provides information with respect to the products manufactured, or contracted to be manufactured, during calendar year 2017 for which gold, columbite-tantalite, cassiterite, and wolframite minerals, and these specific derivatives: tantalum, tin, tungsten, and gold (“Conflict Minerals”) are “necessary to the functionality or production of” such products. The information in this report covers all products manufactured, or contracted to be manufactured, during calendar year 2017, for which Conflict Minerals are “necessary to the functionality or production of” such products, by the Company and all majority-owned subsidiaries over which the Company exercises control. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 3467716 for definitions for the terms used in this Report, unless otherwise defined herein.

In July 2010, the U.S. Government signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Section 1502 of the Dodd-Frank Act (the “Conflict Minerals Provision”) was enacted because of concerns that the exploitation and trade of minerals that originate in the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”) by armed groups is helping to finance conflict in the Democratic Republic of the Congo and is contributing to a humanitarian crisis. The final regulation (the “Conflict Minerals Regulation”) adopted by the U.S. Securities and Exchange Commission (“SEC”), which became effective November 13, 2012, requires all SEC registrants to file a specialized disclosure report on Form SD with the SEC regarding Conflict Minerals that are “necessary to the functionality or production of” products manufactured, or contracted to be manufactured, during a calendar year. For clarification, the term Conflict Minerals broadly encompasses all gold, columbite-tantalite, cassiterite, and wolframite minerals, and these specific derivatives: tantalum, tin, tungsten, and gold, regardless of the country of origin of such minerals and regardless of whether or not the purchase of such minerals actually finances or benefits armed groups in the Covered Countries.

COMPANY OVERVIEW

Effective August 31, 2017, The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) completed the previously announced merger of equals transaction contemplated by the Agreement and Plan of Merger dated as of December 11, 2015, as amended on March 31, 2017 (the “Merger Transaction”). The Merger Transaction resulted in each of Dow and DuPont surviving as subsidiaries of DowDuPont Inc. (“DowDuPont” or the “Company”). A further description of the Merger Transaction can be found in the current report on Form 8-K filed by DowDuPont on September 1, 2017.

DowDuPont is a holding company with the intent to form strong, independent, publicly traded companies in the agriculture, materials science and specialty products sectors that will lead their respective industries through productive, science-based innovation to meet the needs of customers and help solve global challenges. For more information about DowDuPont, please visit its website at www.dow-dupont.com.

The information presented in this Report is compiled from the disclosures made by each of Dow and DuPont in their respective Forms SD and Conflict Minerals Reports and has been reviewed with DowDuPont leadership.

DOW

Dow combines science and technology knowledge to develop premier materials science solutions that are essential to human progress. Dow’s market-driven, industry-leading portfolio of advanced materials, industrial intermediates, and plastics businesses deliver a broad range of differentiated technology-based products and solutions for customers in high-growth markets such as packaging, infrastructure, and consumer care.

During calendar year 2017, Dow determined that certain Conflict Minerals were necessary to the functionality or production of certain products manufactured by Dow, or contracted by Dow to be manufactured by a third party. Three Dow businesses manufacture products, or contract such products to be manufactured, for which Conflict Minerals, as metals or metal alloys, are “necessary to the functionality or production of” such products (the “In-scope Products”). These three businesses are Dow Electronic Materials, Infrastructure Solutions Silicones and Dow Home, Institutional & Personal Care Solutions.

Separately, there are a total of ten Dow businesses, including Dow Electronic Materials, Infrastructure Solutions Silicones and Dow Home, Institutional & Personal Care Solutions, that utilize Conflict Minerals, as metals or metal alloys, and/or certain chemical compounds manufactured from Conflict Minerals that are chemically distinct from the metals themselves. The Company includes the use of these organometallic compounds manufactured from tantalum, tin, tungsten, and gold (“Organometallic Compounds”) in the scope of its Conflict Minerals approach described below and conducted its reasonable country of origin inquiry and due diligence on these materials in addition to the metals and metal alloys.

DUPONT

DuPont is a science company helping customers find solutions to capitalize on areas of growing global demand — enabling more, safer, nutritious food; creating high-performance, cost-effective and energy efficient materials for a wide range of industries; and increasingly delivering renewably sourced bio-based materials and fuels.

DuPont undertook an extensive process through its Product Stewardship organization to identify products containing Conflict Minerals necessary to their functionality or production. As a result, it determined that Conflict Minerals were necessary to the functionality or production of certain products that were manufactured, or contracted to be manufactured, by DuPont and for which the manufacture was completed during calendar year 2017 (the “2017 Covered Products”).

The 2017 Covered Products are part of DuPont’s electronics and imaging product line; the safety and construction product line, which includes engineered products; and the transportation and advanced polymers product line, which offers a broad range of polymer-based materials.

CONFLICT MINERALS APPROACH

DOW

Dow shares the concern that Conflict Minerals sourced from the Covered Countries may come from mines or trading routes controlled by armed groups in the Covered Countries. It is Dow’s policy not to knowingly purchase any raw materials that contain Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. Dow’s policy with regard to the responsible sourcing of Conflict Minerals is available on its website at www.dow.com/about-dow/our-company/codes-of-conduct/responsible-sourcing-conflict-minerals.

Dow is a “Downstream company,” that is, Dow is part of the supply chain from smelters/refiners down to the eventual retailers, who sell final products to end-consumers. Conflict Minerals are components in some of the supplies that Dow purchases from its vendors. Because the Conflict Minerals enter the Company’s supply chain many layers removed from Dow, it is difficult to determine where they originated. The supply chain associated with Conflict Minerals is complex and Dow has worked with its vendors to determine the sources of the Conflict Minerals in the supplies purchased by Dow. As noted above, the approach broadly includes not only Conflict Minerals in the form of metals and metal alloys but also Organometallic Compounds.

Dow has a cross-functional team responsible for implementing processes related to the responsible sourcing of Conflict Minerals, including the purchasing, legal, supply chain, and environmental health and safety functions. Dow’s due diligence process and its implementation was designed to conform in all material respects to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD”), as applicable to Downstream companies.

Dow purchases of Conflict Minerals and Organometallic Compounds are made only from vendors approved in advance by Dow, which maintains a list of approved vendors. Dow expects its vendors to comply with the Conflict Minerals Provision and the Conflict Minerals Regulation, as may be amended over time. In addition, the Company also expects its vendors to provide all necessary information in connection with Dow’s reasonable country of origin inquiry (“RCOI”) with regard to products supplied to Dow that contain Conflict Minerals. Dow incorporates its expectations with regard to sourcing of Conflict Minerals and the vendor’s agreement to provide sourcing information regarding Conflict Minerals in a standard template used for raw materials procurement and in the Company’s Code of Conduct for Suppliers, available on its website at www.dow.com/about-dow/our-company/supplier-information/expectations-of-suppliers. Dow reserves the right to assess and monitor any vendor’s compliance with the Company’s Conflict Minerals practices. Vendors who are not in compliance are expected to implement corrective actions or they may not be considered for future business.

DUPONT

As a global purchaser and supplier of goods, DuPont is committed to preventing the use of Conflict Minerals that fund armed conflict in the Covered Countries. DuPont does not directly purchase these minerals from smelters or mines and works closely with suppliers to ensure responsible sourcing of Conflict Minerals necessary to the production or functionality of its products. However, DuPont’s supply chains with respect to its Covered Products are complex and there are many third parties in the supply chains between the ultimate manufacture of the 2017 Covered Products and the original sources of the Conflict Minerals. DuPont’s Statement of Principles regarding the sourcing of Conflict Minerals is available on its website at DuPont’s Statement of Principles regarding the sourcing of Conflict Minerals is available on its website at www.dupont.com/corporate-functions/our-company/insights/articles/position-statements/articles/conflict-minerals.

DuPont established an internal “Conflict Minerals” team led by its Vice President-Sourcing & Logistics and Chief Procurement Officer to champion compliance with its Statement of Principles, disclosure requirements regarding Conflict Minerals, and communications with its suppliers and customers. DuPont has established a data management and record retention program and maintains a “Master Supplier Database” which is utilized to manage supplier contact information and to send an initial request for information from suppliers as part of DuPont’s reasonable country of origin inquiry.

DuPont conducts supply chain due diligence in accordance with the framework of the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas; Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), on the source and chain of custody of the Conflict Minerals contained in the Covered Products. The OECD Guidance provides a five-step framework for risk based due diligence in the mineral supply chain. The five steps are (1) establish strong company management systems, (2) identify and assess risks in the supply chain, (3) design and implement a strategy to respond to identified risks, (4) carry out an independent third-party audit of the smelters’/refiners’ due diligence and (5) report on supply chain due diligence.

REASONABLE COUNTRY OF ORIGIN INQUIRY AND DUE DILIGENCE PROCESS

DOW

Dow purchases eighty-three products which incorporate Conflict Minerals, in the form of metal and metal alloys, and/or Organometallic Compounds. These purchases are from fifty-nine different vendors.

Dow conducted, in good faith, a RCOI that was reasonably designed to determine whether any of those Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. The RCOI implemented by Dow consisted of a survey of all vendors providing Conflict Minerals or supplies containing Organometallic Compounds. The RCOI is part of, includes and is complemented by the additional due diligence actions described in this Report.

Dow communicated information about the Conflict Minerals Provision and the Conflict Minerals Regulation, Dow’s purchasing policy with regard to Conflict Minerals, the Company’s expectations with regard to vendor sourcing of Conflict Minerals, and requested the vendor to provide a completed Conflict Minerals reporting template (the “CMRT”). The Template was created by the Responsible Minerals Initiative, formerly the Conflict-Free Sourcing Initiative, (“RMI”), founded by members of the Responsible Business Alliance and the Global e-Sustainability Initiative. The CMRT includes a number of questions and requires each vendor, as applicable, to identify, among other things, all of the smelters/refiners used to supply any Conflict Minerals contained in materials or products supplied by such vendor.

The results from the vendor survey are provided below by metal and include smelter names and locations:

Metal	Conflict Free Smelters Registered	Smelter name and location	Smelter Country

Tin	CID001428	Brand IMLI (Pangkal Pinang)	Indonesia

Tin	CID001460	Brand RBT (Sungailiat)	Indonesia

Tin	CID001070	China Tin Group Co. Ltd. (Laibin)	China

Tin	CID000315	CV United Smelting (Pangkal Pinang)	Indonesia

Tin	CID000468	Fenix Metals (Chmielów)	Poland

Tin	CID002773	Metallo Belgium N.V. (Beerse)	Belgium

Tin	CID001173	Mineração Taboca S.A. (Bairro Guarapiranga)	Brazil

Tin	CID001182	Minsur (Paracas)	Peru

Tin	CID001337	OMSA (Oruro)	Bolivia

Tin	CID001402	PT Babel Inti Perkasa (Lintang)	Indonesia

Tin	CID002530	PT Inti Stania Prima (Sungailiat)	Indonesia

Tin	CID001453	PT Mitra Stania Prima (Sungailiat)	Indonesia

Tin	CID001898	Thailand Smelting & Refining Co Ltd (Amphur Muang)	Thailand

Gold	CID000694	Heimerle & Meule ( Pforzheim)	Germany

Gold	CID000711	Hereaus Precious Metal (Hanau)	Germany

Gold	CID001153	Metalor Technologies S.A. (Marin)	Switzerland

Gold	CID001149	Metalor Technologies (Hong Kong) Ltd. (Kwai Chung)	China

Gold	CID001147	Metalor Technologies (Suzhou) Ltd. (Suzhou)	China

Gold	CID001157	Metalor USA Refining Corporation (North Atleboro)	USA

Dow received responses from all of its vendors of Conflict Minerals. In most instances, Dow only received information about products containing Conflict Minerals and the smelter/refiner. In some instances, the responses the Company received from vendors did not provide information beyond the identification of products containing Conflict Minerals and the related smelter/refiner and mine. Some vendors reported on a corporate level as to all smelters that provided Conflict Minerals to the vendor rather than reporting on a product level as to the particular source of Conflict Minerals provided in products sold to Dow. As part of the Company’s due diligence on the source and chain of custody on the Conflict Minerals contained in In-scope Products, the Company followed up with vendors who did not provide timely responses to its survey or only provided partial information. Dow’s vendors, who are also Downstream companies, are also similarly faced with the uncertainty of the ultimate source of Conflict Minerals beyond the smelters/refiners. For all Downstream companies, it is extremely difficult to know where the ultimate country or origin or which mine the Conflict Minerals originated from. After receiving the vendor responses, the Company compared the results to the list of Conflict-Free Smelters maintained by the RMI.

The Responsible Minerals Assurance Process (“RMAP”) uses an independent third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials. A list of smelters and refiners that meet the standards of the audit are published on the RMI website. The audit standard is developed according to global standards including the OECD and the Dodd-Frank Act. The RMAP validation is a voluntary process and, at this time, all smelters/refiners identified by Dow, as provided in the table above, have become validated as Conflict-Free Smelters. In determining whether further due diligence is required in a given instance, the Company has in certain instances also relied upon additional vendor certification or participation in the RMAP in determining the source of the Conflict Minerals in its materials or products.

The Company is unable to determine country of origin for a portion of the Conflict Minerals used by Dow due to the lack of complete mine information received. A small percentage of the Conflict Minerals purchased from suppliers by Dow may have originated from the Covered Countries as some of the identified smelters/refiners source from multiple countries or provided incomplete mine information. However, as noted in the table above, all of the identified smelters/refiners are validated as a Conflict-Free Smelter by the RMI.

DUPONT

For each of the 2017 Covered Products, DuPont conducted in good faith, a reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals. This reasonable country of origin inquiry included:

1.	Mapping the company’s supply chain,

2.	Contacting each supplier or vendor to determine if the minerals were sourced from the Democratic Republic of the Congo or adjoining countries, or were derived from scrap or recycled material, and

3.	Obtaining written certifications from suppliers regarding the source for the 2017 Necessary Conflict Minerals through the Conflict Mineral Reporting Template, a standardized reporting template developed by the RMI.

The RCOI was reasonably designed to determine whether any of the Conflict Minerals contained in the 2017 Covered Products originated in the Covered Countries and whether the Conflict Minerals originated from recycled or scrap sources.

Following DuPont’s RCOI, DuPont identified that it had sourced Conflict Minerals from two suppliers for manufacture of certain 2017 Covered Products that are part of DuPont’s safety and construction and transportation and advanced polymers product lines, (“Identified 2017 Covered Products”). DuPont conducted additional supply chain due diligence regarding the source and supply chain for Conflict Minerals supplied by the two suppliers and used in the Identified 2017 Covered Products.

DuPont does not have a direct relationship with the smelters and mines at issue since it does not directly purchase these minerals from smelters or mines. However, the Company actively engages in trade associations and other external groups which include major manufacturers in the chemicals and electronics industries as well as other manufacturing sectors. The Company leverages industry-wide initiatives to understand and evaluate upstream actors in the supply chain, including the RMI and the related CMRT. DuPont’s due diligence included reliance on work conducted by the RMI, specifically the RMAP, now known as the Responsible Minerals Assurance Process which offers an independent, third-party audit that determines which smelters and refiners can be validated as “conflict-free,” in line with current global standards.

DuPont worked directly with the suppliers and received a completed CMRT from each supplier verifying that the Conflict Minerals used in the Identified 2017 Covered Products were sourced from multiple smelters and refineries each of which had been audited and validated by the RMAP.

Product Line	2017 Identified Covered Product	Conflict Mineral	Covered Country
Transportation and Advanced Polymers	All Grades – Tin Powder	Tin	Democratic Republic of Congo; Rwanda

Safety and Construction

Various Tychem® Protective Garments and Accessories including, but not limited to, Shoe/Boot Covers, Sleeve Protectors,

Tops (like frocks, smocks, jackets); Bottoms (like pants, overalls); Coveralls

Level B encapsulated suits

Level A encapsulated suits

Miscellaneous

		Tin Tantalum Tungsten Gold	Democratic Republic of Congo, Zambia

ONGOING IMPROVEMENTS TO DUE DILIGENCE PROCESS

DOW

Dow’s due diligence processes are based on the necessity of gathering information from the Company’s direct vendors, and then, in turn, the Company’s vendors seeking similar data from other Downstream companies. Dow, and other Downstream companies, rely on the list of the refiners and smelters maintained by the RMI. Dow will continue to work with its vendors to improve their completeness and quality of responses, and to improve its ability to track Conflict Minerals in its supply chain. Dow’s ongoing efforts have resulted in responses from all vendors and their responses indicate full validation of the smelters/refiners under RMAP.

DUPONT

For risks identified as a part of the due diligence process, DuPont has established an ongoing risk management and assessment program that includes:

a.	Contractually obligating suppliers to provide information regarding source and supply chain for Conflict Minerals as a part of new agreements and contract renewals;

b.	Educating direct suppliers to increase knowledge of reporting responsibilities and to improve the information contained in supplier survey responses; and

c.	Participating in relevant industry groups and trade associations to timely identify industry best practices regarding responsible sourcing of Conflict Minerals.

Due to the complexity of its supply chains, DuPont does not have direct relationships with Conflict Minerals smelters and refiners and does not perform or direct audits of these entities within its supply chain. DuPont does support and leverage audit work conducted by the RMI to comply with the OECD Guidance to conduct independent third-party audits. The RMI has implemented a RMAP and has been conducting mineral audits for several years. DuPont also collaborates with other industry associations as well as with its suppliers and customers to validate information obtained from several different sources.